

Mail Stop 3720

July 11, 2016

Liu Jun
President
Asia Equity Exchange Group, Inc.
Room 2101, 21/F Sino Plaza
255-257 Gloucester Road
Causeway Bay
Hong Kong

> **Re:** **Asia Equity Exchange Group, Inc.**
> **Amendment No. 2 to Form 8-K**
> **Filed July 11, 2016**
> **File No. 333-192272**

Dear Mr. Jun:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Government Regulations, page 14

1. We note that in the first sentence of your disclosure under "Government Regulations" you state that there are currently no government regulations regarding your type of services in China. However, we note disclosure in the risk factor on page 27 that "[t]he [Chinese] government controls all financial institutions, including equity financing" and "[i]nterference by the government could seriously damage or terminate the Company." We also note that in response to our prior comment 3 you cite certain Chinese regulations that apply to the company and its subsidiary, Yin Guotai, at page 16. Please describe these controls and regulations in more detail, explaining what aspects of your business are or may be affected by them and how.

<u>Management's Discussion and Analysis of Financial Condition and Results Of Operations</u>

<u>Results of Operations, page 32</u>

2.   In response to our prior comment 5, you added disclosure that "[t]he Chinese government has no special fund reservation requirement for foreign-owned entities." This appears to contradict the note to the audited financial statements of Asian Equity Exchange Group Co., Ltd. entitled "Note 10 – Reserve Fund" included in Exhibit 99.1. Please explain this discrepancy.

        You may contact Jamie Kessel, Staff Accountant, at (202) 551-3727 or Terry French, Accounting Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay, Staff Attorney, at (202) 551-7237 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

                                Sincerely,

                                /s/ Kathleen Krebs, for

                                Larry Spirgel
                                Assistant Director
                                AD Office 11 - Telecommunications

Cc: James B. Parsons